Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Organization
TriVascular, Inc.	California
TriVascular Sales LLC	Texas
TriVascular Germany GmbH	Germany
TriVascular Switzerland Sarl	Switzerland
TriVascular Italia Sarl	Italy